J Sainsbury plc

82-913

RECEIVED

2004 NOV -2 A 9:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

04045856

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 19 October 2004

SUPPL

Dear Sirs

J Sainsbury plc Business Review
J Sainsbury plc Quarter Trading Statement

Please find enclosed copies of the above announcements made to the London Stock Exchange on 19 October2004.

Yours sincerely

S. Donnelly

Sarah Donnelly
Company Secretarial Assistant

PROCESSED
NOV 03 2004
THOMSON FINANCIAL

Enc

dlw 11/3

19 October 2004

J Sainsbury plc Business Review

Sainsbury's today outlined plans for a new sales-led profit recovery, following a comprehensive review of its business. A second quarter trading update for the 16 weeks to 9th October 2004 is covered in a separate announcement.

Key Points

- **Focus on a sales-led profit recovery**
- **Grow sales by £2.5 billion (1) over three years to end of 2007/08**
- **New management team has retail expertise and track record of delivery**
- **Restoration of unique brand proposition of great quality food at fair prices**
- **Activity now underway to fix operational basics and change cost structure**
- **Significant investment of at least £400 million to improve customer offer over next three years**
- **Ongoing buying efficiencies of 100-150bp per annum reinvested in customer offer**
- **Recruitment of 3,000 additional colleagues into stores**
- **Trading position underpinned by deliverable operating efficiencies of at least £400 million, tight cash flow management and valuable freehold property portfolio**
- **Underlying profit before taxation (2) for first half year expected to be within a range of between £125 - £135 million and second half not expected to be significantly different from first half**
- **Dividend for full year forecast to be 7.8 pence per share - a reduction of 50 percent**
- **Exceptional costs from the Business Review estimated at £550 million (3)**

Philip Hampton, Chairman, said: "I am convinced that the new sales-led profit recovery plan is the right approach for Sainsbury's to deliver long term sustainable performance and profit recovery. The initiatives focus on delivering growth by focusing on our customer proposition. As a result of the significant investment in our offer required to realign our business we have announced a reduction of the dividend. The strong team we have built, led by Justin King, has the retailing expertise and capability to deliver shareholder value."

Justin King, Chief Executive, said: "Sainsbury's has enormous brand equity. Great quality food at fair prices is what customers want and expect from us. However, we have not delivered this offer effectively. The Business Transformation Programme has not realised many of the anticipated performance improvements and cost benefits and distracted us from investing in and delivering the customer offer. In particular the challenges this has presented have made it more difficult for our store colleagues to deliver an acceptable level of service to customers. This has led to declining market share.

"We are clear on the actions we need to take. We have strengthened our management team and already put in place a number of actions to restore the effective delivery of our customer offer. A longer-term programme is now being implemented to fix operational basics and radically improve our ability to deliver our offer on a consistent and sustainable basis. The purest measure of customer satisfaction will be increased sales and we believe plans outlined today will grow sales by £2.5billion (1) over the next three years."

(1) Excluding petrol and Sainsbury's Bank
(2) Underlying profit before tax is stated before exceptional items, amortisation of goodwill and costs or charges that may arise from the completion of the Business Review, which will be subject to the normal audit review.
(3) Including a property loss on disposal of £25million and excluding Business Transformation exceptional costs and profit on disposal of Shaw's

Making Sainsbury's Great Again: A Sales-Led Profit Recovery

The plans outlined today to drive a sales-led profit recovery aim to generate sales growth while radically changing the cost structure of the business to ensure the operational gearing from the sales growth is delivered. The key drivers of the recovery over the next three years include:

- Investment in the customer offer (quality, service and price) of at least £400million
- Ongoing buying efficiencies of 100-150 bp per annum reinvested in the customer
- Operating cost efficiencies of at least £400million
- Tight cash flow management
- Strong property asset backing

Experienced Management Team
In May 2004 a new unified Operating Board structure was announced. This established clear accountability and a focus on results. Four new members have joined the Operating Board and recruitment is under way to fill three positions (finance, property and communications).

- The new management team has outstanding retail skills and a track record of delivery.
- The ability to recruit strong talent demonstrates a belief in, and desire to be part, of Sainsbury's recovery.
- Additional recruitment and the development of internal talent is also in place for senior management positions.
- Management incentives will be aligned with the interests of shareholders.

Fixing the Basics
There is a clear and distinct vision of Sainsbury's customer proposition but in order to deliver it effectively the operational basics need to be fixed. A number of actions to simplify and improve the offer were announced in July. Further actions are now being taken to ensure the customer proposition is effectively delivered while a longer-term sustainable programme is implemented.

1. Customer Offer
During the past three years, an increasingly complex operating model has been developed, focused on what differentiated customers rather than what united them. This added a level of complexity to operations which has constrained the ability to deliver a clear and distinct customer proposition. The company has a strong national presence but while customer numbers have broadly been maintained with 14 million transactions each week, basket size has decreased due to poor execution of the proposition.

The Sainsbury's brand is focused on food. The weekly grocery shop is the prime reason customers visit Sainsbury's; in addition to ongoing buying efficiencies at least an additional £400 million will be invested back into the customer offer to improve the quality gap and provide better value in Sainsbury's products versus those of competitors.

- Sainsbury's needs to go back to its strengths. With the increasing focus on diet, health and nutrition, championing basic everyday quality at appropriate and fair prices is just as relevant today and Sainsbury's is committed to restoring and delivering its unique customer proposition.
- Sainsbury's traditional focus on fresh and own label products will be increased to restore Sainsbury's reputation for innovative and quality products at fair prices. In particular, through sub brands like Taste the Difference and Be Good to Yourself, premium and health ranges will be the best available and a significant point of difference from other mass-market operators.
- Product range has been reviewed to make it relevant for all Sainsbury's customers. All stores will carry the same core product offer, with a Good, Better, Best hierarchy, although elements will necessarily be tailored to size of store. Range churn has already been reduced by 75 percent.
- Competitive prices will be maintained on brands and supported by a strong, but simplified, promotional programme across all product ranges. Investment in price will continue. Nectar is valued by many customers and the priority is on ensuring that the results it delivers justify the investment.

- General merchandise plays an important role in store but ranges will be complementary to the grocery shopping trip rather than being a specific destination. It is estimated that sales will grow by £700 million over three years to the end of 2007/08. The core range will be everyday weekly items customers expect to find in supermarkets such as cards, wrapping paper, music and DVD's. This will be complemented by Clothing and Home ranges in our larger stores.
- Sainsbury's Home offer, launched in September 2003, was too extensive. As announced on 1 July, aggressive trading out of the over-stocked position in non-food goods has put the company in good shape to drive new ranges forward.
- The 'TU' clothing brand was launched in September 2004 and initial sales have been encouraging, significantly above clothing sales in the same period in 2003, and ahead of our expectations. This is clearly an area customers respond well to which will contribute towards the general merchandise sales target.
- Sainsbury's to You is an important service for customers but performance needs to be improved. By following a store-picking model, the challenges facing the core business are also impacting the home shopping service. Further expansion and new customer acquisition plans are on hold while we work to improve Sainsbury's to You which will not contribute to profit for the next two years.
- Sainsbury's Bank has continued to grow and there is opportunity to drive it forward at greater speed. Profits are expected to treble to £90million in 2007/08 by concentrating on the key product areas of credit cards, loans, car insurance and savings.

2. Simplifying Store Formats and Operations

Much of the complexity and distraction of the transformation programme has impacted colleagues in store and affected their ability to deliver Sainsbury's offer to customers. Insufficient attention and investment has been made in the customer offer leading to declining market share. Actions to simplify operations and focus back on serving the customer are now underway.

- Store formats will be simplified to comprise just Supermarkets and Convenience. Sainsbury's Central and Savacentre stores will become part of the supermarket estate and the Bluebird concept store in London will close in early 2005.
- The majority of Sainsbury's 461 supermarkets are in great locations and have had significant investment in recent years and more than half of which, 239, are freehold or long leasehold. With an average store size of 34,000 sq ft the company is well positioned to trade strongly and 157 stores are over 40,000 sq ft providing real opportunities to trade food and general merchandise. It is clear that Sainsbury's can trade well up to 55,000 sq ft.
- 131 stores have not received any investment for a number of years. As such, circa three million customers, representing 20 percent of Sainsbury's sales, are not experiencing the best store environment and these stores will be refurbished over the next two years.
- A convenience division was established in May 2004. This will ensure the operation of the company's 260 convenience stores is not a distraction to the operation of supermarkets and will excel in its own right. Led by Jim McCarthy from T&S Stores, with Stephen Bell and Angus Oughtred of the newly acquired Bells Stores and Jackson's, Sainsbury's now has an outstanding management team unrivalled in the UK convenience sector.
- Convenience stores provide local shopping for customers to access Sainsbury's offer and it is estimated that sales will grow by £400 million over three years to the end of 2007/08. Sainsbury's Locals are performing well in general, but there are some exceptions where stores have opened too close to each other. Seven Sainsbury's Locals in the London area, two in the Midlands and three in Glasgow will be closed. Due to the proximity of stores, colleagues will be redeployed and other stores should assume the majority of sales.
- There are currently 24 stores on Shell petrol station forecourts. The rollout of any further locations has been suspended while we address the profitability of this group of stores.
- The short-term priority for store operations is to improve customer service while longer-term changes and productivity improvements are implemented. A further 3,000 colleagues will be recruited by

January 2005 to provide resource to allow colleagues to add value on the shop floor. Working hours will be optimised to match customers' requirements.

3. Supply Chain
Sophisticated customer and product segmentation over the past two or three years has required a complex supply chain solution which simply cannot be delivered to the required scale. The new automated depots are failing to perform at the planned levels and it is clear that additional change is needed. A number of decisions have been taken.

- Lawrence Christensen joined in September and has led a restructuring including the recruitment of new members to the management team.
- In July the company announced it would continue to operate a depot originally scheduled to close and another facility, at Buntingford (Hertfordshire), will also re-open to support the business over Christmas.
- Additional manual support has been introduced to support the operation where systems are failing.
- Supplier compliance with processes to facilitate automation is being addressed.

4. IT systems
IT systems have also failed to deliver the anticipated increase in productivity and the costs today are a greater proportion of sales than they were four years ago. The objective is to simplify systems to increase effectiveness. Key initiatives have been actioned.

- The rollout of future systems and upgrades has been slowed down while focusing on driving benefits from the systems already in place. Priority will be on forecasting and scheduling systems.
- Certain systems cannot now be used and others will require additional expenditure to simplify and improve their functionality.
- The contract with Accenture is being renegotiated to involve the company more fully in the selection and implementation of systems and IT solutions. Accordingly the company is re-building internal capability.

5. Availability
Availability is the number one performance issue for Sainsbury's and a significant detractor to recent sales performance. Customers have too frequently been unable to complete their shop and availability levels are currently worse than those achieved before the major changes were made. Improved availability will be the output of longer-term improvements in areas such as supply chain and IT. Around 50 percent of availability issues can be solved in store.

Short-term actions have already been taken.

- Reducing complexity in the customer offer and investment in higher wastage levels has been implemented.
- Clearance of surplus stock and greater focus on inventory management.
- All colleagues are now eligible for a bonus based on availability and service ensuring a unified focus on the company's priorities.
- Improved in-store processes are being trialled, which can be rolled out to the rest of the chain quickly once they have proven to be successful.

6. Organisation and People
Sainsbury's has highly committed colleagues but morale is low. A number of initiatives have been put in place.

- A new bonus scheme which rewards all colleagues on store standards and availability have been introduced to help to create a culture focused on stores and customers, particularly in central support services. Colleague suggestion and reward and recognition schemes have also been introduced.

- The Holborn Business Centre will not be relocated following the Business Review as the potential savings do not make an attractive enough case given the potential disruption to the organisation.
- The cost of central support services continues to be significantly above that of competitors despite a recent review which decreased the Holborn head count by over 20 per cent to circa 3000 full time equivalent colleagues. It is anticipated that around an additional 750 roles will be removed by March 2005.

Reducing operating costs
Plans are being implemented to manage costs aggressively and deliver real operating cost savings of at least £400 million by the end of 2007/08. These cost saving targets are realistic and deliverable. The initial focus over the next 12 months will be on delivering savings in stock loss, IT systems and central costs until current availability and operational issues are satisfactorily resolved. The breakdown of estimated savings by 2007/08 is as follows:

	£'m
Supply Chain	50
Information Technology	40
Stock Loss	120
In Store Operations	70
Marketing	40
Central	60
Other	20
TOTAL	£400 million

It is expected that the phasing of these cost savings will be £100 million in 2005/06 and £150m in the following two years which is a rate which minimises disruption to the business. As part of plans to aggressively manage buying efficiencies, it is expected to deliver 100-150 bp of cost benefits per annum which will be reinvested in the customer offer.

Tight Cash Flow Management
Significant cash flow improvements are being delivered in 2004/05 through cutting back capital expenditure and improving working capital and will continue during the next three years. Capital expenditure for 2004/05 has already been reduced from £700 million to £500million (before store acquisitions). Going forward it will be maintained at around £450 million per annum. Remedial and completion capital spend in IT systems and supply chain is estimated in total at an additional £200 million over the next two years.

Cash flow generation will be supported by lower dividend payments of approximately £135 million, continuing working capital improvements and asset developments proceeds expected to be around £75 million p.a. over the next three years. The company expects to be broadly cash flow neutral in 2005/06 (before the return of £40 million to shareholders as part of the B share scheme announced in March 2004) and cash flow positive thereafter.

Balance Sheet
The sales recovery is underpinned by a strong balance sheet and specifically, a valuable freehold and long leasehold property portfolio (the Net Book Value of the portfolio at 27 March 2004 was in excess of £5billion). Opportunities to trade stores at the margins will be explored. The objective is to maintain financial flexibility to support investment in the customer offer and generate sales growth.

Dividend
In the light of the revised near term financial goals of the business and the initiatives announced today, the Board is proposing an interim dividend of 2.15 pence per share. This is a reduction of 50 percent. In the absence of unforeseen circumstances, the Directors expect the dividend for the full year to be 7.8 pence per share. The medium term objective is to restore dividend cover to at least 1.5 times.

Exceptional Costs 2004/05
In line with previous guidance, further exceptional operating costs relating to the business transformation programme are estimated to be within the range of £25 - £30 million during the first half of the year. No further costs are expected in the second half. Costs directly associated with the Business Review will be

treated as exceptional operating items due both to their size and non-recurring nature. The breakdown of estimated costs are as below and are subject to audit.

	£'m
Information Technology write off of redundant assets	140
Supply Chain write off of automated equipment in the new fulfilment centres	120
Stock write down in the carrying value of stock due to a change in operational approach, disruption in new depot and IT implementation and accelerated clearance of excess general merchandise stocks	80
Property costs associated with closure of 13 stores, principally Locals, London offices and other non-trading properties and assets (1)	100
Provisions for re-organisation and other employee related matters	90
Other	20
TOTAL	£550 million

It is anticipated that the majority of Business Review exceptional costs will be included in the half-year accounts and the remainder in the full year accounts ending 26 March 2005. The cash components of these costs are estimated at £100 million.

As previously announced, the disposal of Shaw's Supermarkets, completed in April 2004, will result in an exceptional non-operating profit estimated to be around £275 million and reported in the first half year accounts. This is offset by an adjustment in respect of previous years' disposals of £20 million.

Outlook

Following the decision by the Board to adopt a sales led profit recovery programme, performance for the second half of the year (2004/05) will be affected by further investment in the customer offer. Accordingly, underlying profit before tax (2) for the second half is not expected to be significantly different from the company's estimated range of £125 - £135 million for the first half.

The plans outlined today are a considerable change from that of previous years and will be implemented by a new management team with proven retail experience and a track record of delivery. Substantial investment is being made in the customer offer, rather than infrastructure, to drive sales and this is underpinned by tight cash flow management and a strong balance sheet. The customer is now at the heart of all decision-making and this is supported by changes to organisation structure and culture.

Under the plans outlined today we expect to grow sales by £2.5 billion (3) over the next three years to the end of 2007/08. We expect to achieve market growth in sales by the end of 2005/06 and the benefits of the operational gearing in the business to be delivered strongly in the second half of 2006/07.

(1) This includes a property loss on disposal of £25million
(2) Underlying profit before tax is stated before exceptional items, amortisation of goodwill and costs or charges that may arise from the completion of the Business Review which will be subject to the normal audit review
(3) Excluding petrol and Sainsbury's Bank

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Roger Matthews
Lynda Ashton

Media
+44 (0) 20 7695 6127
Jan Shawe
Pip Wood

A presentation to investors and analysts will take place at **9:45 BST** in the Auditorium at **33 Holborn, London, EC1N 2HT**. Registration will commence at **9:15 BST**. We are expecting this to be a popular event and would recommend that you respond to this invitation promptly and arrive in good time on the day to ensure your seat in the auditorium. If you would like to attend, please email Sarah Boden on sarah.boden@sainsburys.co.uk or telephone +44 (0) 20 7695 8410.

If you are unable to attend on the day, please make use of one of the following alternative options, full details of which follow at the bottom of this page:

- **9:45 BST** Presentation Webcast or Conference Call
- **15:00 BST** Conference Call, primarily for our North American audience

- Archive of **9:45 BST** Presentation Webcast or Replay of **9:45 BST** Conference Call
- Replay of **15:00 BST** Conference Call

To view the slides of the Results Presentation and the Webcast:
For the live event, go to www.j-sainsbury.co.uk from 9.30am BST onwards, further instructions will be on the website. You will need to register for this event in advance. This archived event will become available from **16:00 BST** on the day in the form of a delayed webcast.

To listen to the Results Presentation:
Dial **+44(0) 20 7019 9504 at least** ten minutes prior to the start of the presentation. You will be asked to give your name and company details. You will then be placed on hold and will hear music until the presentation starts. An archive of this event will be available from **12:30 BST** on +44 (0) 20 7984 7578, pin number 975174 until midnight BST on Friday 22nd October.

To participate in the afternoon Conference Call:
Dial **+1 718 354 1152** or **+44(0) 20 7019 9504** at least ten minutes prior to the start of the call. You will be asked to give your name and company. You will then be placed on hold and will hear music until the presentation starts. An archive of this event will be available from **17:30 BST** on +1 718 354 1112 or +44 (0) 20 7984 7578, pin number 934747 until midnight BST on Friday 22nd October.

19 October 2004

J Sainsbury plc Second Quarter Trading Statement

Sainsbury's today issued its second quarter trading statement comprising 16 weeks sales to 9 October 2004.

Key Points

- **Total sales growth of 4.4 percent (1.5 percent excluding petrol)**
- **Like for like sales growth of 1.8 percent (-1.1 percent excluding petrol)**
- **Underlying profit before taxation (1) for the first half year expected to be within a range of between £125 million to £135 million, and the second half year is not expected to be significantly different from the first half**
- **Dividend for the full year forecast to be 7.8 pence per share, a reduction of 50 percent**

Justin King, Chief Executive said "Total sales growth of 4.4 percent includes a contribution from both Bells Stores and Jackson's with the like for like increase of 1.8 percent reflecting the strong trading from petrol. We have continued to invest in the customer offer, particularly pricing, and as a result in-store deflation in the quarter was 1.1 percent. Underlying profit before tax for the first half of 2004/05 was impacted by the margin investment and additional costs of managing availability."

Sainsbury's has today also announced the results of its Business Review, details of which are outlined in a separate announcement together with the outlook for the year.

Following the decision by the Board to adopt a sales led profit recovery, performance for the second half of the year (2004/05) will be affected by the further investment in the customer offer. Accordingly, underlying profit before tax (1) for the second half is not expected to be significantly different from the company's estimated range of £125 - £135 million for the first half.

In the absence of unforeseen circumstances, the Directors expect the dividend for the full year to be 7.8 pence per share. The reduction in dividend will result in cash retained in the business of approximately £135 million. The medium term objective is to restore dividend cover to at least 1.5 times.

The interim results will be announced on 17 November 2004.

Notes

(1) Underlying profit before tax is stated before exceptional items, amortisation of goodwill and costs or charges that may arise from the completion of the Business Review, which will be subject to our normal audit review.

(2) Sales growth is detailed below:

2004/05	Q1	Q2	H1
Sales growth including petrol (%)			
Total	2.3	4.4	3.5
Lfl	1.0	1.8	1.5
Lfl inflation / (deflation)	0.5	(0.5)	(0.1)
Sales growth excluding petrol (%)			
Total	0.8	1.5	1.3
Lfl	(0.6)	(1.1)	(0.9)
Lfl inflation / (deflation)	0.2	(1.1)	(0.5)

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Roger Matthews
Lynda Ashton

Media
+44 (0) 20 7695 6127
Jan Shawe
Pip Wood